VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 21, 2015

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust

SEC File Nos. 333-59745; 811-08895

Voya Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Voya Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Zapata:

This letter responds to comments provided to Kristen Freeman on or about July 13, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment Nos. 82, 48, and 189 (“Amendments”) to the Registration Statements of Voya Funds Trust, Voya Separate Portfolios Trust, and Voya Series Fund, Inc. respectively, (each a “Registrant” and collectively the “Registrants”), filed on or about May 29, 2015 on Form N-1A for the Registrants. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.

Comment: The Staff requested that the Registrants confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response: The Registrants so confirm.

2.

Comment: The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response: It is the Registrants’ understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrants respectfully decline to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirm that these will be completed before the filing goes effective.

3.	Comment: With respect to any Fund that refers to “Acquired Fund Fees and Expenses,” the Staff requested that the Registrants define the term prior to first use.

Response: The Registrant appreciates the Staff’s comment, however, the term “Acquired Fund Fees and Expenses” is used in the fee table, as required by Form N-1A, and it is used consistently with the definition of the term in Instruction 3(f)(i) to Item 3 of Form N-1A.

Mr. Alberto Zapata | July 21, 2015

4.

Comment: The Staff requested that the Registrants confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrants confirm that the line item “Acquired Fund Fees and Expenses” has been included for those funds whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

5.	Comment: With respect to any Fund that uses short sales, the Staff requested that the Registrants confirm if dividends paid on the stocks sold short are included in the Funds’ fee tables.

Response: The Registrants confirm that any dividends paid on stocks sold short by a Fund are included in the respective Fund’s fee table.

VOYA INVESTMENT GRADE CREDIT FUND

6.

Comment: The Staff noted brackets in the Fund’s principal investment strategies with respect to the Fund’s primary benchmark and its concentration status as of June 30, 2015. The Staff requests that the Registrant remove the brackets.

Response: The Registrant will remove the brackets prior to filing.

VOYA STRATEGIC INCOME OPPORTUNITIES FUND

7.

Comment: Regarding the Fund’s principal investment strategies, the Staff notes the use of “Underlying Funds” as a defined term. The Staff requests that the Registrant define the term prior to first use.

Response: The Registrant will revise the disclosure as requested.

8.	Comment: Regarding the Fund’s principal investment strategies, the Staff notes duplicative language. The Staff requests the Registrant remove the language.

Response: The Registrant will remove the language prior to filing.

9.

Comment: Regarding the Fund’s principal investment strategies and the use of credit default swaps, to the extent that the funds will write credit default swaps, the Staff requests that the Registrant confirm that the funds will segregate the full notional value

Response: The Registrant so confirms.

VOYA MONEY MARKET FUND STATEMENT OF ADDITIONAL INFORMATION

10.

Comment: The Staff noted that within the section entitled “Supplemental Description of the Fund’s Investments and Risks,” private funds and derivatives are listed as permissible investments for Voya Money Market Fund. The Staff requests the Registrant review and remove the risks for strategies not used under Rule 2a-7 within the “Supplemental Description of the Fund’s Investments and Risks.”

Response: The Registrant has reviewed the disclosure and believes the disclosure is appropriate.

Mr. Alberto Zapata | July 21, 2015

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 21, 2015

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust

SEC File Nos. 333-59745; 811-08895

Voya Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Voya Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Zapata:

Voya Funds Trust, Voya Separate Portfolios Trust, and Voya Series Fund, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in these filings. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.

Rope& Gray LLP